SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2006                                                                                    Commission File Number: 1-14242
ROYAL GROUP TECHNOLOGIES LIMITED
(Name of registrant)
1 Royal Gate Boulevard
Woodbridge, Ontario
Canada L4L 8Z7
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                    Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE
On August 14, 2006, Royal Group Technologies Limited (“Royal Group”) released its Second Quarter Report containing Royal Group’s interim financial statements and notes thereto (the “Financial Statements”), and Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“Management’s Discussion and Analysis”), for the periods ended June 30, 2006 (the “Report”). Such Report was furnished to the Commission on Form 6-K on August 16, 2006. Subsequent to the release of the Report, Royal Group noted that due to a typographical error, information in a table contained in Note 3 disclosing assets held for sale and related liabilities pertaining to construction products had been presented incorrectly. The corrected version of the Financial Statements is Exhibit 99.1 hereto. The corrected version of Management’s Discussion and Analysis is Exhibit 99.2 hereto.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL GROUP TECHNOLOGIES LIMITED
Date: August 25, 2006	By:	/s/ Scott D. Bates
		Name:	Scott D. Bates
		Title:	Vice-President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Amended Consolidated Financial Statements and Notes thereto for the periods ended June 30, 2006

99.2	Amended Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the periods ended June 30, 2006